SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 333-17079

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
1290 WALL STREET WEST
LYNDHURST, NEW JERSEY 07071

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2006

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at Fair Value	$1,758,121,073	$1,568,228,052
Participant Loans	58,874,623	52,737,065

Total Investments	1,816,995,696	1,620,965,117

Contributions Receivable:
Employer	2,140,587	2,016,223
Participants	3,454,530	3,142,849

Total Contributions Receivable	5,595,117	5,159,072

Cash and Cash Equivalents	7,846,323	7,636,495
Other Assets	272,034	7,917

Net Assets Available for Benefits	$1,830,709,170	$1,633,768,601

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

2005

Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$57,666,416
Net Appreciation in Fair Value of Investments	70,404,017

Investment Income	128,070,433

Contributions:
Employer	66,911,085
Participants	113,464,329

Total Contributions	180,375,414

Total Additions	308,445,847

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	111,214,288
Other Fees	290,990

Total Deductions	111,505,278

Net Increase	196,940,569

Net Assets Available for Benefits:
Beginning of Year	1,633,768,601

End of Year	$1,830,709,170

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements

1. Description of the Plan

Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility and Participant Contributions – All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6%. Participants may elect to make a Supplemental Contribution of between 1% and 29%. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants’ contributions are generally remitted to the Plan within one-to-two weeks from the date that the payroll deductions are made.

Company Matching Contributions – The Company matches 100% of the participants’ Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company’s Board of Directors. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon.

Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may elect to have their voluntary contributions and the Company contributions invested in shares of the Company’s common stock.

Contributions and transfers into the Covance Stock fund and the Corning Stock fund are prohibited. Participants were permitted to transfer money invested in these funds into other funds. The Corning and Covance Stock Funds will be eliminated as investment options after December 29, 2006. Effective December 1, 2005, the Fidelity Magellan Fund was eliminated as an investment option in the 401(k) plan. Assets remaining in the fund as of November 30, 2005 were transferred to the Spartan U.S. Equity Index Fund. Investment elections directed towards the Magellan Fund as of December 1, 2005 were also redirected to the Spartan U.S. Equity Index Fund.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

Effective October 1, 2005, the Fidelity Freedom Funds replaced the Fidelity Puritan Fund as the 401(k) Plan’s default fund for all contributions made on and after October 1, 2005.

Distribution Options – Participants can elect to have their benefit distributions paid in the form of a lump sum distribution or by monthly, quarterly or annual installments.

Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals at age 59½. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for benefits when paid.

Forfeitures – Forfeited nonvested accounts are used to reduce future employer contributions.

Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company’s Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Company (“Fidelity”) and Fidelity Investments Institutional Operations Company, Inc., respectively.

Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans bear interest at prevailing market interest rates at the time the loans are issued.

Parties-in-Interest – Certain Plan investments are shares of mutual funds and common collective trusts managed by FMRC and Fidelity. These transactions qualify as party-in-interest transactions. As of December 31, 2005, the total market value of investments in the mutual funds managed by Fidelity was $1,275,408,233.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2005, the market value of investments in the Quest Diagnostics Incorporated Stock Fund was $451,811,852.

Tax Status – The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

2. Summary of Significant Accounting Policies

Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

Benefits – Benefits are recorded when paid.

Valuation of Investments – Investments are stated at fair value. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year-end. Shares of common stock are valued at the quoted market price. Shares of common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end as reported by the trustee. Participants’ loans are valued at cost, which approximates fair value.

Administrative Expenses – Accounting fees and certain administrative expenses of the Plan are currently paid by the Company.

Other Fees – Loan origination and certain distribution fees are charged against participant accounts. Prior to April 1, 2005, trustee fees for the Quest Diagnostics Incorporated Stock Fund were charged against participant accounts holding Quest Diagnostics common stock; effective April 1, 2005 such fees have been waived by the trustee.

Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents – Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

3. Net Appreciation in Fair Value of Investments

For the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Type of Investment	2005

Mutual Funds	$24,462,894
Common Stock	45,941,123

Net Appreciation in Fair Value of Investments	$70,404,017

4. Investments

The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	2005	2004

Quest Diagnostics Incorporated (8,776,454 and 9,035,294 (1) shares, respectively)	$451,811,852	$431,661,171

Fidelity Puritan (20,769,357 and 18,688,893 shares, respectively)	389,010,058	354,154,532

Fidelity Magellan (1,983,918 shares)	—	205,910,838

Fidelity Managed Income Portfolio II Class 3 (159,722,651 and 156,558,652 shares, respectively)	159,722,651	156,558,652

Spartan U.S. Equity Index (4,826,663 shares)	213,145,418	—

Fidelity Contrafund (1,985,866 and 1,629,852 shares, respectively)	128,604,709	92,477,812

(1) On June 20, 2005, the Company effected a two-for-one stock split through the issuance of a stock dividend of one new share of common stock for each share of common stock held by stockholders of record on June 6, 2005. References to the number of common shares have been restated to give retroactive effect to the stock split for prior periods presented.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$1,830,709,170	$1,633,768,601
Contributions receivable	5,595,117	5,159,072

Net assets available for benefits per the Form 5500	$1,825,114,053	$1,628,609,529

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) December 31, 2005

Identity of Issue	Description	Shares/Units	Cost	Current Value

Quest Diagnostics Incorporated*	Common Stock	8,776,454	$168,782,391	$451,811,852

Fidelity Puritan*	Mutual Fund	20,769,357	376,744,549	389,010,058

The Lord Abbett Small Cap Value Fund – Class Y*	Mutual Fund	504,028	15,702,785	14,828,502

Fidelity Managed Income Portfolio II Class 3*	Common/Collective Trust	159,722,651	159,722,651	159,722,651

Fidelity Contrafund*	Mutual Fund	1,985,866	101,919,648	128,604,709

Fidelity Low-Priced Stock*	Mutual Fund	1,697,887	55,725,242	69,341,712

Fidelity Equity-Income*	Mutual Fund	937,881	45,035,477	49,501,380

Fidelity Diversified International*	Mutual Fund	2,404,594	59,995,437	78,245,489

Spartan U.S. Equity Index*	Mutual Fund	4,826,663	209,974,562	213,145,418

Fidelity Growth & Income*	Mutual Fund	918,371	33,497,882	31,591,977

Fidelity U.S. Bond Index*	Mutual Fund	3,639,855	40,479,709	39,674,415

Corning Stock	Common Stock	1,353,171	8,620,119	26,603,342

Fidelity Over-the-Counter Portfolio*	Mutual Fund	241,764	7,852,232	9,136,277

Fidelity Freedom 2010*	Mutual Fund	1,279,388	17,282,898	17,975,401

Fidelity Freedom 2020*	Mutual Fund	1,407,702	19,448,183	20,707,292

Fidelity Freedom 2030*	Mutual Fund	828,015	11,462,596	12,436,786

Covance Stock	Common Stock	88,520	1,187,870	4,297,646

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i

Schedule of Assets (Held at End of Year) - continued December 31, 2005

Identity of Issue		Description	Shares/Units	Cost	Current Value

Fidelity Freedom 2040*		Mutual Fund	996,271	$8,315,819	$8,797,077

Fidelity Freedom 2000*		Mutual Fund	171,622	2,035,225	2,095,509

Fidelity Freedom Income*		Mutual Fund	116,774	1,312,987	1,327,718

Fidelity Freedom 2005*		Mutual Fund	227,451	2,515,681	2,529,250

Fidelity Freedom 2015*		Mutual Fund	1,200,223	13,727,253	13,862,574

Fidelity Freedom 2025*		Mutual Fund	725,348	8,528,758	8,675,167

Fidelity Freedom 2035*		Mutual Fund	343,326	4,115,870	4,198,871

Participant Loans*		**		—	58,874,623

Fidelity Institutional Cash Portfolio		Money Market Fund	7,846,323	7,846,323	7,846,323

				$1,381,832,147	$1,824,842,019

	*	“Party-in-interest” to the Plan.
	**	Rates approximate prime plus 1%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 23, 2006

The Profit Sharing Plan of
Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann

Robert A. Hagemann
Member of the Quest Diagnostics Incorporated Employee Benefits
Administration Committee, Plan Administrator